UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)

Champions Oncology, Inc.

(Name of Issuer)

Common Stock, $.001 Par Value Per Share

(Title of Class of Securities)

158704304

(CUSIP Number)

Battery Ventures IX, L.P.

Battery Investment Partners IX, LLC

Battery Partners IX, LLC

c/o Battery Ventures

930 Winter Street, Suite 2500

Waltham, MA 02451

Attention: Lizette Perez-Deisboeck

(781) 478-6600

with a copy to: Gunderson Dettmer Stough Villeneuve Franklin & Hachigian LLP 850 Winter Street Waltham, MA 02451 Attention: Jay Hachigian (781) 795-3550

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 21, 2011

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 158704304

1.	Names of Reporting Persons Battery Ventures IX, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 9,293,739 shares of common stock (see Item 5)

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,293,739 shares of common stock (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 18.82%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 158704304

1.	Names of Reporting Persons Battery Investment Partners IX, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 92,928 shares of common stock (See Item 5)

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 92,928 shares of common stock (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.19%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 158704304

1.	Names of Reporting Persons Battery Partners IX, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 9,386,667 shares of common stock (See Item 5)

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,386,667 shares of common stock (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 19.01%

14.	Type of Reporting Person (See Instructions) PN

Item 1.	Security and Issuer

The class of equity securities to which this Schedule 13D relates is the Common Stock of the Issuer (“Common Stock”). The address of the principal executive offices of the Issuer is Science and Technology Park at Johns Hopkins 855 N. Wolfe Street, Suite 619, Baltimore, Maryland 21205.

Item 2.	Identity and Background

(a)-(c) This Schedule 13D is being filed on behalf of Battery Ventures IX, L.P., a Delaware limited partnership (“Battery Ventures IX”), Battery Investment Partners, LLC, a Delaware limited liability company (“BIP IX”), and Battery Partners IX, LLC (“BPIX”, and, together with Battery Ventures IX and BIP IX, “Battery”), pursuant to Section 13 of the Securities and Exchange Act of 1934, as amended (the “Exchange Act”). Battery Ventures IX, BIP IX and BPIX are sometimes referred to herein collectively as the “Reporting Persons.”

The principal address of each of Battery Ventures IX, BIP IX and BPIX is 930 Winter Street, Suite 2500, Waltham, MA 02451.

Battery Ventures IX invests in equities and other securities. BIP IX invests alongside all investments made by Battery Ventures IX. Battery Ventures IX and BIP IX are under common control, as BPIX is the sole general partner of Battery Ventures IX and the sole manager of BIP IX.  The name and principal occupation of each managing members of BP IX are as follows:

Name	Positions with Battery Partners IX, LLC	Principal Business or Occupation

Thomas J. Crotty	Member Manager	General Partner, Battery Ventures
Richard D. Frisbie	Member Manager	General Partner, Battery Ventures
Kenneth P. Lawler	Member Manager	General Partner, Battery Ventures
R. David Tabors	Member Manager	General Partner, Battery Ventures
Scott R. Tobin	Member Manager	General Partner, Battery Ventures
Roger H. Lee	Member Manager	General Partner, Battery Ventures
Neeraj Agrawal	Member Manager	General Partner, Battery Ventures
Michael M. Brown	Member Manager	General Partner, Battery Ventures
Sunil S. Dhaliwal	Member Manager	General Partner, Battery Ventures

(d) - (e) During the last five years, none of the persons or entities referred to in this Item 2 (i) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in his being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Battery Ventures IX is a Delaware limited partnership, BIP IX is a Delaware limited liability company and BPIX is a Delaware limited liability company.

Item 3.	Source and Amount of Funds or Other Consideration

On June 21, 2011, the Reporting Person and James Martel entered into a Securities Purchase Agreement (the “Securities Purchase Agreement”). The shares of common stock of the Issuer were purchased by Battery Ventures IX and BIP IX on June 21, 2011 at a purchase price of $0.63 per share with the investment funds of each entity as follows:

		Common Stock
Entity	Cash	Shares
Battery Ventures IX	$1,933,665.30	3,069,310
BIP IX	$19,334.70	30,690
	$1,953,000	3,100.000

Item 4.	Purpose of Transaction

The Information set forth in Item 3 is hereby incorporated by reference.

The shares of Common Stock were acquired for investment purposes.

The Reporting Persons expect to evaluate the Issuer and review its holdings in the Issuer on a continuing basis. Depending upon various factors, including, but not limited to, the Reporting Persons’ and the Issuer’s business, prospects and financial condition and other developments concerning the Reporting Persons and the Issuer, market conditions and other factors that the Reporting Persons may deem relevant to the investment decision, the Reporting Persons may take such actions in the future as it deems appropriate in light of the circumstances and conditions existing from time to time.  Depending on these same factors, the Reporting Persons may determine to sell all or a portion of the Common Stock that each now owns or hereafter may acquire, including pursuant to a registered offering.

Other than as described above, the Reporting Persons does not have any plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D (although the Reporting Persons reserve the right to develop such plans).

Item 5.	Interest in Securities of the Issuer

(a)  Each of the Reporting Persons’ current ownership in the Issuer and the Issuer’s Common Stock is set forth on the cover pages to this Schedule 13D and is incorporated by reference herein.  The ownership percentage appearing on such pages has been calculated based on a total of 49,377,644 shares, which was the number of shares of Issuer’s Common Stock outstanding as of April 4, 2011, as disclosed to Battery by the Issuer in connection with the purchase of the shares of Common Stock and warrants to purchase shares of Common Stock on such date.

(b)  The number of shares of Common Stock of the Issuer that may be deemed to be beneficially owned by each of the Reporting Persons with respect to which there is (i) sole voting power is none, (ii) shared voting power is 9,386,667, with respect to those matters described in Item 4 of this Schedule 13D, (iii) sole dispositive power is none, and (iv) shared dispositive power is none.

(c) Other than as described in Items 3 and 4 above and in the Schedule 13D filed with the Securities and Exchange Commission on April 14, 2011, there have been no transactions in the Issuer’s Common Stock that were effected during the past sixty days by any of the Reporting Persons.

(d) To the knowledge of the Reporting Persons, no person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the 9,386,667 shares.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Battery Ventures IX invests in equities and other securities. BIP IX invests alongside all investments made by Battery Ventures IX. Battery Ventures IX and BIP IX are under common control, as BPIX is the sole general partner of Battery Ventures IX and the sole manager of BIP IX.

The information set forth or incorporated by reference in Items 3, 4 and 5 is hereby incorporated herein by reference.

Pursuant to the Securities Purchase Agreement, the Reporting Persons purchased 3,100,000 shares of Common Stock.

Item 7.	Material to be Filed as Exhibits
None.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 23, 2011

BATTERY VENTURES IX, L.P.

By: Battery Partners IX, LLC, its General Partner

By: *
Managing Member

BATTERY INVESTMENT PARTNERS IX, LLC

By: Battery Partners IX, LLC, its Managing Member

By: *
Managing Member

BATTERY PARTNERS IX, LLC

By: *
Managing Member

*By:	/s/ Christopher Schiavo
Name:	Christopher Schiavo
Attorney-in-Fact